                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1 )*
                                    -----------

                                    TREEV, Inc.
     -------------------------------------------------------------------------
                                  (Name of Issuer)

                           Common Stock, $0.0001 par value
     -------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    894692 10 2
                   ---------------------------------------------
                                   (CUSIP Number)


                 Mr. Horace T. Ardinger, Jr., 9040 Governor's Row,
                        Dallas, Texas 75356, (214) 631-9830
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                 December 31, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
------------------------                                   ---------------------
CUSIP NO. 894692 10 2                                          PAGE 2 OF 6 PAGES
------------------------                                   ---------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HORACE T. ARDINGER, JR.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [_]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF; WC; OO
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [_]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
     NUMBER OF           4,196,594
       SHARES       ----------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            -0-
        EACH        ----------------------------------------------
     REPORTING      9    SOLE DISPOSITIVE POWER
       PERSON            4,196,594
        WITH        ----------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,196,594
 ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.6%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 894692 10 2                                               Page 3 of 6

Item 1.    SECURITY AND ISSUER.

     This Amendment to Schedule 13D (this "Amendment") relates to the Common Stock, $0.0001 par value ("TREEV Common Stock"), and voting and other contractual rights relating thereto, of TREEV, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 500 Huntmar Park Drive, Herndon, Virginia 20170. The purpose of this Filing is to reflect the beneficial ownership of TREEV Common Stock by Horace T. Ardinger, Jr. ("Mr. Ardinger") following the execution of the Securities Purchase Agreement, dated as of December 28, 1998 (the "Agreement"), and the issuance of Investor Warrants (the "Warrants").

Item 2.   IDENTITY AND BACKGROUND.

     (a)  Mr. Horace T. Ardinger, Jr.
     (b)  9040 Governor's Row, Dallas, Texas 75356
     (c) President, H. T. Ardinger & Son Company, 9040 Governor's Row, Dallas, Texas 75356
     (d) Mr. Ardinger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Ardinger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Mr. Ardinger is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Ardinger signed a letter of intent, dated as of September 22, 1998, to purchase on behalf of himself individually and on behalf of the Ardinger Family Partnership, Ltd., which is controlled by Mr. Ardinger, 1,247,660.8 shares of TREEV Series N Stock (the "Series N Stock") in exchange for $8,000,000. The Company also issued a total of 640,000 Warrants, (the "Warrants") subject to shareholder approval, to Mr. Ardinger, individually, and to the Ardinger Family Partnership, Ltd.

     At a special meeting of the stockholders of the Company, held on December 9, 1998, the stockholders approved the elimination of the restriction on the number of common shares issuable in connection with the Series N Stock and on exercise of the Warrants. The stockholders also approved a one-for-four reverse stock split of the Company's outstanding Common Stock. The Board of Directors of the Company also took the appropriate action to make the stock split effective. Following these approvals, every share of Series N Stock became immediately convertible into shares of the Company's Common Stock once the Agreement was executed. On December 31, 1998, Mr. Ardinger executed the Agreement. Before the stock split, Mr. Ardinger would be deemed to beneficially own, as a result of the Agreement, 12,479,608 shares of TREEV Common Stock following this automatic conversion and 640,000 Warrants. Therefore, following the stock split Mr. Ardinger beneficially owns 3,119,902 shares of TREEV Common Stock and 160,000 Warrants. Furthermore, all other shares of TREEV Common Stock owned by Mr. Ardinger are subject to the stock split.

     Mr. Ardinger purchased 35,000 shares of TREEV Common Stock in November 1998, for which he paid consideration of $20,650 from his personal funds.
Mr. Ardinger purchased 130,000 shares of TREEV Common Stock in August 1998, for which he paid consideration of $110,500 from his personal funds. Mr. Ardinger purchased 2,567,941 shares of TREEV Common Stock in June 1998, for which he paid consideration of $2,205,109.85 from his personal funds. Mr. Ardinger purchased 200,000 shares of TREEV Common Stock in March 1998, for which he paid consideration of $206,000 from his personal funds. Mr. Ardinger purchased 21,000 shares of TREEV Common Stock in January 1998, for which he paid consideration of $19,110 from his personal funds. Mr. Ardinger purchased 38,000 shares of TREEV Common Stock in December 1997, for which he paid consideration of $41,420 from his personal funds. Mr. Ardinger purchased 8,000 shares of TREEV Common Stock in November 1997, for which he paid consideration of $9,280 from his personal funds. Mr. Ardinger purchased 59,000 shares of TREEV Common Stock in October 1997, for which he paid consideration of $83,190 from his personal funds. Mr. Ardinger purchased 80,000 shares of TREEV Common Stock in September 1997, for which he paid consideration of $130,400 from his personal funds. Mr. Ardinger purchased 22,800 shares of TREEV Common Stock in July 1997, for which he paid consideration

CUSIP NO. 894692 10 2                                               Page 4 of 6

of $38,988 from his personal funds. Mr. Ardinger purchased 10,000 shares of TREEV Common Stock in June 1997, for which he paid consideration of $21,300 from his personal funds. Mr. Ardinger purchased 135,900 shares of TREEV Common Stock in April 1997, for which he paid consideration of $335,673 from his personal funds. Mr. Ardinger purchased 95,000 shares of TREEV Common Stock in March 1997, for which he paid consideration of $247,950 from his personal funds. Mr. Ardinger purchased 122,500 shares of TREEV Common Stock in February 1997, for which he paid consideration of $398,125 from his personal funds. Mr. Ardinger purchased 27,000 shares of TREEV Common Stock in January 1997, for which he paid consideration of $486,000 from his personal funds. From June 1996 to December 1996, Mr. Ardinger purchased 1,116,327 shares of TREEV Common Stock, for which he paid consideration of on average $3.63 per share from his personal funds. From June 1996 to November 1998, Mr. Ardinger sold 1,403,700 shares of TREEV Common Stock, for which he received on average $2.74 per share. From June 1996 to April 1998, Mr. Ardinger purchased 294,500 TREEV warrants, for which he paid consideration of on average $2.41 per warrant, all of which are currently exercisable. From June 1997 to November 1998, Mr. Ardinger sold 46,500 TREEV warrants, for which he received on average $1.60 per warrant.

     Mr. Ardinger, as President of H. T. Ardinger & Son Company, purchased 157,000 shares of TREEV Common Stock in October 1996, for which H. T. Ardinger & Son Company paid $489,840.00 from its working capital.

Item 4.   PURPOSE OF TRANSACTION.

     The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

     Mr. Ardinger regularly purchases and sells TREEV Common Stock on the open market.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Ardinger beneficially owns 4,196,594 shares of TREEV Common Stock, which represents 49.6% of the outstanding TREEV Common Stock. Of the 4,196,594 shares of TREEV Common Stock beneficially owned by Mr. Ardinger, 2,400,018 shares were purchased with personal funds by Mr. Ardinger.

     Mr. Ardinger is deemed to beneficially own 1,639,576 shares of TREEV Common Stock as the controlling partner of the Ardinger Family Partnership. Of the 1,639,576 shares deemed to be beneficially owned by Mr. Ardinger, all shares were purchased with partnership funds.

     Mr. Ardinger is deemed to beneficially own as President of H. T. Ardinger & Son Company 157,000 shares of TREEV Common Stock. Of the 157,000 shares deemed to be beneficially owned by Mr. Ardinger, all shares were purchased with working capital of H. T. Ardinger & Son Company.

     The percentage calculations are based upon 33,875,790 shares of TREEV Common Stock outstanding on September 30, 1998, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed October 27, 1998, taking into account the four-for-one reverse stock split approved by the stockholders of the Company on December 9, 1998, and acted upon by the Board of Directors to make the stock split effective on December 10, 1998.

     (b) Mr. Ardinger may be deemed to have sole voting and dispositive power over 4,196,594 shares of TREEV

Common Stock.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




March 15, 1999                      /s/ Horace T. Ardinger, Jr.
                                   -------------------------------------------
                                       Horace T. Ardinger, Jr.